[TRANSOCEAN Ltd. Letterhead]

December 21, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4628

Washington, D.C. 20549

Attention:  H. Roger Schwall

RE:	Transocean Ltd.
Registration Statement on Form S-4
File No.: 333-220791

Dr. Mr. Schwall:

On behalf of Transocean Ltd. and its wholly-owned subsidiary Transocean Inc. (collectively, the “Registrants”), pursuant to Rule 461 promulgated under the Securities Act of 1933, I hereby request acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333-220791) filed by the Registrants to 2:00 p.m., Washington, D.C. time, on Friday, December 22, 2017, or as soon thereafter as practicable.

Please contact the undersigned at (713) 232-7842 or Keith Townsend at King & Spalding LLP at (404) 572-3517 with any questions concerning this letter.

Sincerely,

/s/ Brady K. Long
Brady K. Long
Senior Vice President & General Counsel
Transocean Ltd.
P.P. DRR